UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Proposals of the Board of Directors to be submitted to the Stockholders of Banco
Bradesco S.A., in a Special Stockholders' Meeting scheduled for 6/9/2003.

1.   Increase  the  capital  of  Bradesco  by  R$70,000,000.00,  raising  it  to
     R$7,000,000,000.00,  by means of the  capitalization of part of the balance of the "Revenue  Reserve - Statutory  Reserve  from 1996 to 2000"  account, without the issuance of stocks, in accordance with Paragraph one of Article
     169 of Law 6404/76;

2.   Amend the main provision of Article 6 of the Articles of Incorporation,  as a result of the  absorption of shares of the  stockholders  of Banco Bilbao
     Vizcaya Argentaria Brasil S.A. and of the capitalization of reserve,  which will  read  as  follows,  after  the  ratification  of the  process  by the
     Brazilian  Central Bank:  "Art.  6) The Capital is seven billion  Brazilian
     reais  (R$7,000,000,000.00),   divided  into  one  trillion,  five  hundred
     eighty-five  billion,  eight  hundred  seventy-nine  million,  four hundred twenty-three thousand,  three hundred  (1,585,879,423,300)  nominative-book entry shares with no nominal  value,  of which seven  hundred  ninety-eight billion, nine hundred forty million,  fifty-seven  thousand,  eight hundred seventy-two  (798,940,057,872)  are ordinary and seven  hundred  eighty-six
     billion,  nine  hundred  thirty-nine  million,   three  hundred  sixty-five
     thousand,  four  hundred  twenty-eight   (786,939,365,428)  are  preference
     shares,  the latter  non-voting,  but with  priority in the  redemption  of capital, in the event of dissolution of the company and with all the rights and  advantages  conferred to ordinary  stocks,  as well as  dividends  ten percent (10%) higher than those attributed to ordinary stocks".

                     Osasco, São Paulo, Brazil, May 22, 2003

                     Board of Directors

                     Lázaro de Mello Brandão          - Chairman
                     Antônio Bornia                   - Vice-Chairman
                     Dorival Antônio Bianchi
                     Mário da Silveira Teixeira Júnior
                     Márcio Artur Laurelli Cypriano
                     João Aguiar Alvarez
                     Denise Aguiar Alvarez Valente

-.-.-.-.-.-.--.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-
We  declare  that this is a true copy of an  excerpt  of the  Minutes of Special
Meeting # 927,  of the Board of  Directors  of the Bank,  held on May 22,  2003, entered in a proper book.

                               Banco Bradesco S.A.

          Milton Almicar Silva Vargas     Domingos Figueiredo de Abreu

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.